Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA
TEL: 603-26914122 FAX: 603-26987398

SENT VIA FACSIMILE
09 SEP 2004
TIME: 12.08

RECEIVED
2004 SEP 16 A 11: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9th September 2004

Securities and Exchange Commission
Office of International Corp[redacted]
Division of Corporation Fin[redacted]
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

04036941

Fax No. 1-202-942-9624 / 9638
and by courier
No. of Pages : 3

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We refer to our letters dated 28th April 2004 and 28th June 2004 requesting for a waiver from having to inform the Securities and Exchange Commission ("SEC") immediately if there is a change in Sime Darby Berhad ("SDB")'s issued share capital as a result of the issuance of shares pursuant to the exercise of options under SDB's Employees' Share Option Scheme ("ESOS"). A copy each of the said letters are enclosed.

To-date, we have not received any reply from you on the above request. As such, we will assume that you are agreeable to our request if we do not receive any reply from you within a month from the date of this letter.

Should you require further information or clarification, please do not hesitate to contact the undersigned at e-mail address **nancyyeoh@simenet.com**.

PROCESSED
SEP 17 2004
THOMSON FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

SENT

jt/ADR

dlw 9/16

Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

SENT
VIA FACSIMILE
28 JUN 2004
TIME: 9.51

28th June 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We refer to our letter dated 28th April 2004 requesting for a waiver from having to inform the Securities and Exchange Commission ("SEC") immediately if there is a change in Sime Darby Berhad ("SDB")'s issued share capital as a result of the issuance of shares pursuant to the exercise of options under SDB's Employees' Share Option Scheme ("ESOS"). A copy of the said letter is enclosed.

To-date, we have not received any reply from you on the above request. We would therefore appreciate it if you could reply as soon as possible.

For your information, the exercises of options continue to occur almost everyday, but the number and percentage of SDB shares issued pursuant to the exercise of options under the ESOS, compared to the existing issued share capital, is negligible.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

SENT c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

NY jt/ADR

Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

28 April 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 1

Attention : Mr Elliot Staffin

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

As you would be aware, a Sponsored Level 1 American Depositary Receipts Programme ("ADR Programme") for shares of Sime Darby Berhad ("SDB") was registered with your office on 27 August 1999. In order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are required to forward to the Securities and Exchange Commission ("SEC"), copies of all announcements released and documents filed with Malaysian authorities in relation to a change in the corporate structure of SDB. However, it is to our understanding that the above requirement may not apply to announcements on changes in the interests of substantial shareholders due to the frequency and immaterial nature of such announcements.

On the same premise, we would like to request for a waiver from having to inform the SEC immediately if there is a change in SDB's issued share capital as a result of the issuance of shares pursuant to the exercise of options under SDB's Employees' Share Option Scheme ("ESOS"). Although, currently, there are exercises of options almost everyday, the number and percentage of SDB shares issued pursuant thereto, compared to the existing issued share capital, is negligible. Also, such issuance of shares would be reported in SDB's Quarterly Announcement of Results which are forwarded to the SEC immediately upon release.

We hope that you will favourably consider the above request. Of course, we undertake to continue to advise the SEC if there is a change in the issued share capital as a result of a corporate exercise, for example, a bonus or a rights issue.

Should you require further information or clarification, please do not hesitate to contact the undersigned at e-mail address **nancyyeoh@simenet.com**.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

jt/ADR